EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:

To the Directors and Shareholders of
Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc.

In planning and performing our audit of the financial statements of Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc. (formerly known as Phoenix Multi-Sector Fixed Income Fund, Inc.) (the "Fund") for the year ended October 31, 1999, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of October 31, 1999.

This report is intended solely for the information and use of the Directors, management and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Boston, MA
December 16, 1999



EXHIBIT B:

RESULTS OF SHAREHOLDER MEETING (Unaudited)

A special meeting of Shareholders of the Phoenix-Goodiwn
Multi-Sector Fixed Income Fund, Inc. was held on August 11,
1999 to approve the following matter:

1. Approval of a change in the name of the Fund to Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc.

On the record date for this meeting there were 22,708,552 shares outstanding and 61.65% of the shares outstanding and entitled to vote were present by proxy.

NUMBER OF VOTES

1.  Approval of name change

    For:      13,465,811
    Against:     126,622
    Abstain:     406,735